

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Bruce Wardinski
Chief Executive Officer
Playa Hotels & Resorts N.V.
Prins Bernhardplein 200
1097 JB Amsterdam, the Netherlands

  Re: Playa Hotels & Resorts N.V.
    Form S-3
    Filed October 9, 2020
    File No. 333-249413

Dear Mr. Wardinski :

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Stacie Gorman at 202-551-3585 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Michael McTiernan, Esq.